UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 13, 2017

PATTERSON-UTI ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-22664	75-2504748
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10713 West Sam Houston Pkwy N., Suite 800 Houston, Texas		77064
(Address of principal executive offices)		(Zip Code)

(281) 765-7100

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

As previously reported, on December 12, 2016, Patterson-UTI Energy, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seventy Seven Energy Inc. (“SSE”) and Pyramid Merger Sub, Inc., a direct, wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into SSE, with SSE continuing as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). On January 23, 2017, the Company filed a Registration Statement on Form S-4 (File No. 333-215655) relating to the Merger.

The Company is filing this Current Report on Form 8-K to provide certain financial information with respect to the Merger.

Included in this filing as Exhibit 99.1 is the unaudited pro forma condensed combined financial information described in Item 9.01(b) below.

Item 9.01	Financial Statements and Exhibits.

(b) Pro Forma Financial Information

The following unaudited pro forma condensed combined financial information of the Company, giving effect to the Merger and the adjustments set forth therein, is included in Exhibit 99.1 hereto:

•	Unaudited pro forma condensed combined balance sheet as of December 31, 2016, the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2016 and the related notes to the unaudited pro forma condensed combined financial statements.

(d) Exhibits.

Exhibit Number	Description

99.1	Unaudited pro forma condensed combined financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PATTERSON-UTI ENERGY, INC.

By:	/s/ John E. Vollmer III
Name:	John E. Vollmer III
Title:	Senior Vice President – Corporate Development, Chief Financial Officer and Treasurer

February 13, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	Unaudited pro forma condensed combined financial information.

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